United States securities and exchange commission logo





                              August 25, 2023

       Humphrey P. Polanen
       Chief Executive Officer
       Deep Medicine Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: Deep Medicine
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed on July 31,
2023
                                                            File No. 333-273548

       Dear Humphrey P. Polanen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover page

   1. Please tell us how your disclosure complies with Items 501(b)(2) and (10) of Regulation
                                                        S-K or revise as
appropriate. Further, we note in Exhibit 107 that you are registering    up
                                                        to 3,575,000 shares of
Class A Common Stock issuable upon conversion of convertible
                                                        debt    and
1,000,000 shares of Class A Common Stock issuable upon exercise of warrants issued along with the
convertible debt.    Please revise the cover page to describe
                                                        this aspect of the
registered transaction, and tell us, with a view toward disclosure, when and to whom these
securities were originally issued. Additionally, your disclosure indicates that you
intend to issue Class B shares to TruGolf security holders, but those securities are not
included in your fee table. Similarly, you refer on page 232 to new
                                                        "warrants" that you
will issue as well as outstanding warrants, yet those securities are not
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
August 25, NameDeep
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August
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FirstName LastName
         discussed anywhere else in your filing.
2. Reconcile the number of shares to be issued for convertible debt, as disclosed in the notes to the fee table, with the number in your disclosure beginning on page 144.
Market and Industry Data, page 6

3. We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Summary of the Proxy Statement/Prospectus
The Business Combination, page 12

4. We note your disclosure that more information about the different redemption scenarios
         can be found in the section entitled        Equity Ownership Upon
Closing.    However, this
         section does not appear in the prospectus. Please revise throughout the filing.
Questions and Answers
What equity stake will current Deep Medicine Stockholders and TruGolf Stockholders hold in
New TruGolf..., page 25

5. Please revise to disclose all possible sources and extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including those listed on page 148, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please ensure that your footnotes
         elaborate on the nature of the    convertible notes    discussed on
page 148. Finally, it
         appears that underwriter   s marketing fees remain constant and are
not adjusted based on
         redemptions. Revise your disclosure to disclose the effective fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Risk Factors, page 49

6. Please revise to include the three risk factors on page 12 of your definitive proxy statement on Schedule 14A, filed on June 22, 2023.
Cyber-attacks, unauthorized access to, or accidental disclosure of, consumer personally-identifiable information..., page 58

7. We note that you may be subject to cyberattacks. Update your risks characterized as potential if you have experienced a cyberattack. To the extent material, disclose any new
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
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         or heightened risk of potential cyberattacks by state actors or others
since Russia   s
         invasion of Ukraine.
Our industry and the broader U.S. economy have experienced higher than expected inflationary pressures in 2022..., page 65

8. We note your disclosure that your industry experienced inflationary pressures in 2022.
          Please revise to clarify whether these inflationary pressures have materially impacted your financial condition and results of operations. Identify the actions planned or taken, if any, to mitigate further or continued inflationary pressures. Update your MD&A as appropriate.
Risks Related to New TruGolf's Dual Class Structure, page 68

9.       Please describe your dual class structure post-business combination in
the    Summary of
         the Proxy Statement/Prospectus    section. Please disclose the
percentage of outstanding
         shares that these high-vote stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval. Please revise to disclose that future issuances of high-vote shares of Class B common stock may be dilutive to low-vote stockholders of Class A common stock. Further, please revise to describe any resulting impact on your Class A common stockholders, including dilution, upon a mandatory or voluntary conversion of your Class B common stock into Class A common stock.
We may not be able to complete an initial business combination (including the Business
Combination)..., page 71

10. With a view toward disclosure, please revise to discuss whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person.
The Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares..., page
75

11. We note your disclosures that the Sponsor, its directors and executive officers, TruGolf
         and/or their respective affiliates    may    enter into transactions
with investors to provide
         them with incentives to purchase your securities. Please provide your analysis on how such purchases comply with Rule 14e-5.
Nasdaq may delist Deep Medicine's securities from trading on its exchange..., page 78

12. Please revise to discuss the risks that, in the event the NTA Proposal is approved, your continued listing could be uncertain if the level of redemptions causes your market capitalization to be too low. Further, revise the filing to clarify if you are relying on being
         listed on Nasdaq as an exclusion from the    penny stock    rules or
another exemption.
          Finally, you disclose here that you received a notice from Nasdaq that Deep Medicine
         was not compliant with Nasdaq   s listing rule. Please revise    Our
Securities    on page 177,
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
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           2023      Medicine Acquisition Corp.
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         which does not describe Nasdaq   s notice, for consistency.
New TruGolf's failure to timely and effectively implement controls and procedures required by
Section 404(a)..., page 78

13. We note that TruGolf identified material weaknesses in your internal control over financial reporting for the years ended December 31, 2022 and 2021. Please revise to describe this actualized risk.
Proposal No. 2: The Business Combination Proposal
Background of the Business Combination, page 111

14. We note your disclosures on pages 111 and 112 that Greentree, a member of the Sponsor, advised both Deep Medicine and TruGolf and has a 3% equity interest in TruGolf. We
         also note your disclosure on page 119 that Deep Medicine   s board
determined that the
         merger agreement was    the product of arm   s length negotiations
between Deep Medicine
         and TruGolf.    Please revise the filing throughout to elaborate on
the relationship between
         Greentree and TruGolf, including a description of the equity interest, how this was negotiated and what services were provided, and whether Greentree introduced TruGolf to
         Deep Medicine. Refer to Item 6 of Form S-4. Further, please revise to discuss how Deep
         Medicine   s board specifically considered this potential conflict of interest. Also clarify
         whether Greentree intends to exchange TruGolf shares in connection with this merger and any applicable resale restrictions that will apply to the securities it receives.
15. We note your disclosure on page 115 that you discussed terms of employment agreements with certain TruGolf executive officers. Please reconcile this disclosure and in
         the    Executive and Director Compensation of TruGolf    section with
the disclosure on
         page 63 that there are no agreements. Finally, please file these employment agreements.
          Refer to Item 601(b)(10) of Regulation S-K.
16.      We note your disclosure that Deep Medicine   s board considered the
TruGolf Financial
         Model. Please revise the filing to clarify whether this refers to the January 2023 financial model described on page 116 or the five-year forecast described on page 117. Please tell
         us whether the projections provided to Deep Medicine   s board and
Stanton Park are
         materially the same as the    financial projections    included in the
registration statement,
         and clearly use defined terms. If the projections are materially different, please explain these differences, what changes were made and why.
17. Refer to your disclosures on page 116 about the potential PIPE investors. Please tell us whether there were any valuations or other material information about TruGolf provided to these potential PIPE investors that have not been disclosed publicly. Please explain the quantitative factors regarding why the valuation decreased from what was initially discussed. Explain the substance of these discussions and feedback provided by the PIPE investors that led to the decrease. Further, your disclosure in this section indicates that
         you have not yet entered into a PIPE transaction, yet your disclosure elsewhere refers to a
 Humphrey P. Polanen
Deep Medicine Acquisition Corp.
August 25, 2023
Page 5
         mezzanine financing. Please reconcile.
18. Please revise this section to clearly describe the timeline. For example, on page 114 you discuss that February 1, 2023 was the formal kickoff of Deep Medicine s due diligence, but you discuss that Deep Medicine conducted diligence in January 2023. Further, it appears that the 2022 dates in paragraph six of page 116 should reference 2023. Finally, paragraph one of page 117 describes negotiations between March 3, 2023 and March 27,
         2023, paragraphs two and three describe negotiations    over the next
few weeks    and
         paragraph four describes negotiations in early March 2023.
19.      We note your disclosure on page 117 that    Mr. Young    conducted
extensive diligence on
         TruGolf and provided a report to Deep Medicine   s board. Please
revise to clarify who Mr.
         Young is, what his findings were, and whether the Deep Medicine   s
board considered his
         findings in recommending this transaction.
20. Please revise to describe the material terms of the initial merger agreement dated March
         31, 2023 and which terms materially changed in the amended and restated merger agreement dated July 21, 2023. Please revise to clarify if the Deep Medicine board approved the July 2023 merger agreement. Finally, revise to elaborate
on the    tax and
         market impact    of issuing the earnout shares and any ensuing
negotiations.
Certain Unaudited Projected Financial Information, page 121

21.      We note your disclosure on page 122 that the projections    do not
take into account any
         circumstances or events occurring after the date on which the financial projections were
         reviewed by Deep Medicine   s management.    Please confirm whether
the projections still
         reflect management   s views on TruGolf   s future performance and/or
describe what
         consideration the Deep Medicine board gave to obtaining updated projections or a lack of reliance upon the projections. In this regard, clarify the date of the projections. Likewise, considering the date of the fairness opinion and that it is as of December 31, 2022, please tell us what consideration was given to obtaining an updated opinion and your assessment of whether any of the material factors or analyses underlying the opinion have changed.
         We note, for example, that actual revenues for the quarter ended March 31, 2023 appear to make it unlikely that TruGolf will achieve projected revenues for the entirety of 2023.
22. We note your disclosure on page 122 that the financial projections reflect estimates and assumptions of certain quantitative values that are expected to increase from 2021.
        However, the forecast period covers fiscal years ending 2023, 2024 and 2025. Please tell us why estimates from 2021 were used instead of 2022. Please revise to elaborate on whether such assumptions were used for each of the years included in the projections. If they were not, please describe the other estimates, matters and assumptions with greater
FirstName LastNameHumphrey P. Polanen
       specificity and quantify where practicable. Finally, we note that your estimates and
Comapany    NameDeep
       assumptions      Medicine
                     include       Acquisition
                              expense          Corp.
                                      growth, but these are not included on
page 123. Please tell
Augustus25,why or Page
            2023  revise5 as appropriate.
FirstName LastName
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
August 25, NameDeep
           2023      Medicine Acquisition Corp.
August
Page 6 25, 2023 Page 6
FirstName LastName
23. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections, including expected material impacts to your financial condition and results of operations from expanding into the EMEA and Asia and the supply chain disruptions for Apogee, as disclosed on pages 190 and 202, respectively. For your Apogee product, we note your disclosure on page 123 that these
projections    are not
         in line    with your historical operating trends, but TruGolf   s
management believes they are
         appropriate because you began to commercialize Apogee. Finally, we note your
         disclosure that your assumptions assumed    there is no change in the
macro-economic
         environment leading to any recessionary conditions or revised budgetary allocations by
         their customers.    Please tell us if these assumptions are reasonable
given that you
         disclose in the MD&A that the slowing economy affected your results of operations for the fiscal year ended December 31, 2022, which occurred prior to the preparation of these projections. If you believe that these assumptions are reasonable, please describe the risks arising from such assumptions being incorrect.
Comparable Company Considerations, page 124

24. Please revise to provide more detail on the matters you mention, including the names of the companies, the analysis and data underlying the analysis.
Opinion of Stanton Park, the Deep Medicine Board's Financial Advisor, page 125

25. Please substantially revise this section to furnish a summary concerning the fairness opinion, including additional data such as the high, low, median and mean values and growth and discount rates for each of the comparable companies. Ensure that your added disclosure regarding each material analysis and underlying data is consistent with Annex
         F. Further, please discuss whether, and if so, how the advisor compared these multiple values for the group against the values for TruGolf based upon TruGolf's financial data and the consideration offered in the transaction. Also clarify the criteria the advisor used to select comparable companies and whether, and if so, why the advisor excluded any companies or transactions meeting the selection criteria from the analyses. Finally,
         Stanton Park   s opinion provides that 13 companies were selected,
whereas page 126
         provides that ten companies were selected. Please revise to clarify this apparent discrepancy.
26.      We note that Stanton Park   s opinion states on Annex F-2 that its
report should not be
         relied upon to disclose, among others, errors and irregularities. Please remove this disclaimer from the opinion. Further, please revise the opinion to clarify whether the projections provided to the financial advisor are materially the same as the projections included in the registration statement.
Proposal No. 3: The Charter Proposal, page 131

27. We note your disclosure that your certificate of incorporation may be amended in certain situations, so long as shares representing a majority of the voting
power are    beneficially
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
August 25, NameDeep
           2023      Medicine Acquisition Corp.
August
Page 7 25, 2023 Page 7
FirstName LastName
         owned by Mr. Adams.    Please tell us how this is consistent with your
governing
         document or revise.
Material U.S. Federal Income Tax Considerations, page 139

28. We note the disclosure in the Merger Agreement that that it is intended that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosures here to discuss the tax consequences of the transaction and
         to include counsel   s tax opinion on whether the transaction will
qualify as a
         reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Finally, please file a tax opinion that addresses this material tax consequence as well as the tax consequences of exercising the right of redemption.
          Refer to Sections III.A.1 and 2 of Staff Legal Bulletin No. 19. Unaudited Pro Forma Condensed Combined Financial Information, page 144

29.      Please disclose the number of historical and pro forma common stock issued and
         outstanding on the face of the pro forma balance sheet.
30. Please ensure the amounts presented on the face of your pro forma financial statements agree to the amounts presented on the face of the financial statements. In this regard, we
         note that you disclose on page 150 that Deep Medicine   s weighted
average number of
         Class A shares on a diluted basis is 11,578,777; however, per F-4, it appears that Deep
         Medicine   s weighted average number of Class A shares on a diluted
basis is actually
         10,946,277. Please also revise your presentation on page 48.
31. Please present historical basic and diluted net loss per share amounts as well as the number of weighted average shares outstanding for TruGolf on pages 48 and 150.
32. We note the table including share information based on various redemption scenarios on page 147 and also disclosed elsewhere throughout your filing. Please more fully explain and revise your disclosures to depict how the number of shares to be issued are determined for each line item. Additionally, explain how the conversion ratio is calculated based on share information from respective historical financial statements.
Notes to unaudited pro forma condensed combined financial information
3. Adjustments to unaudited pro forma condensed combined financial information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 154

33. We note your footnote (3) to adjustment (A) regarding the payment of legal fees and other
         Deep Medicine transaction-related fees that are treated as equity issuance costs and a reduction to additional paid in capital. Please explain the basis for the treatment rather than treatment as a reduction to accumulated deficit and as additional expense. Refer to SAB Topic 5.A.
Information about TruGolf, Inc., page 184
 Humphrey P. Polanen
Deep Medicine Acquisition Corp.
August 25, 2023
Page 8
34. Please ensure that the information you provide in your filing is balanced. For example, you discuss the markets for your products and your manufacturing activities. Please revise to discuss the total addressable markets for your principal products and your market share, the markets for your planned products, the sources and availability of raw materials.
          Further, please discuss whether your total addressable market includes data analytics and
         SaaS businesses and international markets, disclosed on page 118 and throughout the filing. Finally, please revise to elaborate on your manufacturing facility, including its location and whether it currently produces all of your products. We note that your
            Facilities    section only discusses operating leases for office
and warehouse spaces.
35. Please revise to identify and discuss your third-party manufacturers and suppliers. We
         note your disclosures on F-32 that while the    termination of one or
more of our
         relationships with any of our major suppliers of equipment could have a material adverse effect on our business, financial condition or results of operation if we were unable to
         obtain adequate or timely rental and sales equipment.    Further, we
note your disclosures
         regarding royalty agreements with certain suppliers on F-30. Please revise to disclose the material terms of your supply and manufacturing agreements, including the term and termination provisions.
36. We note your disclosure on page 123 that your E6 CONNECT product is playable on around 95% of all simulators and launch monitors across the industry and is playable on
       both PC and iOS.    This appears inconsistent with your disclosure on
page 194 that this
       product provides    market integration coverage equal to roughly 80% of
golf technology
       hardware.    Please revise for consistency. Further, we note your
disclosure on page 123
       that TruGolf plans to transition from your E6 CONNECT product to your E6 APEX product. Please revise to clarify if you will continue to offer E6 CONNECT or if you plan to discontinue the product. Please discuss whether E6 APEX is comparable to E6
       CONNECT in terms of its compatibility with simulators, PCs and iOS. If the E6
       CONNECT will be discontinued, please revise the filing to discuss risks related to any material adverse impacts. For example, you discuss your competitive strengths and agreements with GOLFTEC Intellectual Property, LLC and Full Swing Golf Inc. on pages
       191 and 202, respectively. Finally, please revise to discuss when you expect to launch
       salesLastNameHumphrey
FirstName    of E6 APEX.          P. Polanen
Comapany
37.         NameDeep
       Please           Medicine
              revise to discuss theAcquisition Corp.
                                    sales of your products through retail
outlets, which you
Augustdescribe
        25, 2023on page8 194 as    including some of the largest on the planet.

                  Page
FirstName LastName
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
August 25, NameDeep
           2023      Medicine Acquisition Corp.
August
Page 9 25, 2023 Page 9
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
TruGolf
COVID-19 and supply chain impacts, page 194

38. Please revise to discuss all material adverse COVID-19 and supply chain disruptions impacts here, and reconcile your disclosure on page 67 regarding no material impacts.
          We note, for example, the disclosures on page 67 and F-32 that, among others, you experienced significant volatility in demand for your products, significant disruptions of your manufacturing operations and your suppliers, and you received a $735,000 loan under the Coronavirus Aid, Relief, and Economic Security Act Paycheck Protection
         Program. Further, we note your disclosure on page 202 that you experienced supply chain disruptions for Apogee and that you will not fully market this product until certain levels of quality are met. Please clarify whether supply chain disruptions materially affect your outlook or business goals. Further, revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken as a result of your supply chain disruptions.
          Explain whether any mitigation efforts introduce new material risks, including those related to product quality and reliability.
Principal External Factors Affecting Our Operating Results, page 196

39. Please revise to describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on your results of operations. For example, you disclose on page 123 that the transition from your E6
         CONNECT product to the new E6 APEX product may change how revenue is recognized from a perpetual license to an annual recurring subscription. Further, please revise to discuss expected material impacts to your financial condition and results of operations from expanding your business into the EMEA and Asia.
Results of Operations, page 199

40.      We note your disclosure on page 191 that you    typically see higher
usage and sales in the
         first quarter and fourth quarter of each year    and you    expect
these trends to continue
         going forward.    However, this disclosure appears inconsistent with
your revenue
         disclosure under    Results of Operations,    whereby you explain that
revenues for the fiscal
         year ended 2022 and quarter ended March 31, 2023 were negatively impacted by slowing economic factors. Please revise the filing to address these apparent inconsistencies.
41. We note your disclosure that your fiscal year ended December 31, 2022 cost of revenue
         increased due to an approximately $1.2 million    write down in
inventory and increase in
         the cost of the part and labor to manufacture our simulators.
Please revise to elaborate on
         the reasons underlying such change. Further, we note your new presentation of revenue
         on page 123, which management believed to be    appropriate in light
of the fact that
         TruGolf has begun to commercialize its newest product offering,
Apogee.    Please revise
         this section, the corresponding discussion of the quarter ended March 31, 2023, and the
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
August 25, NameDeep
           2023      Medicine Acquisition Corp.
August
Page 1025, 2023 Page 10
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         principal components of revenue to reflect this new presentation.
Further, we note your
         disclosures that you sell your products both domestically and internationally and that you believe the concentration of credit risk, with respect to our receivables, is limited because our customer base is comprised of a number of geographically diverse
customers.    Please
         revise these sections to show your revenue by material geographic markets.
Liquidity and Capital Resources, page 200

42. Please enhance your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.
         Additionally, your discussion should not only quantify the impact of the line item(s)
         which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please refer to the SEC Interpretive Release No. 33-8350.
43. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by stockholders. We also note your disclosures on pages
         123, F-35 and F-50 about the lines of credit with JPMorgan Chase Bank, N.A. and
         Morgan Stanley and that you plan to target 15% to 20% of your sales on marketing. Refer to Item 303(b)(1) of Regulation S-K. Finally, we note your disclosure on page 204 that you have identified material weaknesses in your internal control over financial reporting.
          Please revise to discuss any material cash requirements from remediation efforts.
Description of New TruGolf's Securities
Rights, page 211

44. It appears rights will not remain outstanding after this merger. If that is correct, revise the notes to the fee table and cover page to disclose the number of shares to be issued to holders of those rights and how you will treat fractional shares. Certain Anti-Takeover Provisions of Delaware Law, page 212

45. We note that your exclusive forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any
            derivative action.    Please disclose whether this provision
applies to actions arising under
         the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
August 25, NameDeep
           2023      Medicine Acquisition Corp.
August
Page 1125, 2023 Page 11
FirstName LastName
         thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In this regard, Article IX of
         Annex C is inconsistent with your disclosure regarding the scope of the provision.
Executive and Director Compensation of TruGolf, page 223

46. Revise to describe whether this transaction will trigger any change of control provisions in the agreements you or TruGolf has with affiliates.
Management of New TruGolf Following the Business Combination, page 227

47. Please describe the extent and nature of the role of the board in overseeing cybersecurity
         risks, including in connection with TruGolf   s supply
chain/information technology/service
         providers.
Experts, page 233

48. You disclose that Daszkal Bolton LLP audited the financial statements of TruGolf as of and for the year ended December 31, 2021, and the 2021 financial statements of TruGolf are included in this registration statement in reliance on CohnReznick
LLP   s report.
         Please revise your disclosure to state, if true, that the 2021 financial statements of TruGolf are included in this registration statement in reliance on Daszkal
Bolton LLP   s report.
Annex F - Fairness Opinion of Stanton Park Advisors, LLC, page F-1

49.      Please refile Annex F in the proper text-searchable format. Refer to
Section 5.2.3.6 of the
         EDGAR Filer Manual (Volume II) EDGAR Filing (Version 66, June 2023) and Item 301
         of Regulation S-T. Further, we note that Exhibit 99.6 has been signed by Stanton Park
         Capital, LLC for its fairness opinion dated December 23, 2022. Please have the advisor refile its consent that references Stanton Park Advisors, LLC instead and the correct date of its opinion. In this regard, refer to your disclosures on page 115 and 116 that you engaged Stanton Park on January 18, 2023. This appears inconsistent with the fairness opinion that states the advisor was engaged on March 31, 2023. Please revise the filing to clarify this apparent discrepancy.
Index to Financial Statements, page F-1

50. Please note the updating requirements of Rule 8-08 of Regulation S-X in regards to the financial statements of both Deep Medicine Acquisition Corporation and TruGolf, Inc.
         Please similarly update the related financial information throughout the filing.
Exhibit Index, page II-5

51. Please file the agreements for your convertible notes, mezzanine financing and Ethos
         Asset Management INC financing, each as disclosed on pages 195 and 196, and the
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
August 25, NameDeep
           2023      Medicine Acquisition Corp.
August
Page 1225, 2023 Page 12
FirstName LastName
         Sponsor Support Agreement, as exhibits to your registration statement. Refer to Item
         601(b)(10) of Regulation S-K or tell us why such exhibits are not required.
Exhibit 23.2 - Consent of CohnReznick LLP, independent registered public accounting firm of
TruGolf, page II-5

52.      We note the auditor consented to the inclusion of its    report dated
July _, 2023    in the
         consent. Please make arrangements with your auditor to provide a revised consent that refers to the actual audit report date.
Exhibit 107 - Filing Fee Table, page II-6

53. We note that you currently include five categories of common stock under one line item.
         Please tell us how you calculated the proposed maximum offering price for each of these securities and revise as appropriate. For example, we note your disclosures in the
         prospectus that the shares to be issued to TruGolf   s stockholders
are $10 per share.
General

54. Please tell us, with a view to disclosure, whether you have received notice from I-Bankers
         Securities, Inc. or any other firm engaged in connection with Deep
Medicine   s initial
         public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for
the SPAC   s initial
         public offering.
55. Please revise the filing to discuss whether TruGolf is a smaller reporting company.
          Further, we note that certain TruGolf founders will together own approximately 87.9% of the voting power of New TruGolf following the business combination. Please explain whether you will be a controlled company under exchange rules and, as a result, will be entitled to rely on corporate governance exemptions. Include prominent disclosure on your cover page and risk factors, and beginning on page 227.
56. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             Refer to the risk factor titled    A reduction in the number of
rounds of golf played
             on page 62. You state that a decline in general economic
conditions    may
             materially adversely affect your results of operations. However, you describe in the
             MD&A that your revenue for the fiscal year ended December 31, 2022 and quarter ended March 31, 2023 were affected by the slowing economy. Please revise your risk characterized as potential.
             Refer to the section titled    Abstentions and Broker Non-Votes
on page 89. You
             state that an abstention will have the same effect as a vote
AGAINST    the Charter
             Proposal only. However, this appears inconsistent with your disclosure on page 35 that an abstention will also have the same effect as a vote
AGAINST    the NTA
             Proposal as well. Please revise your filing to explain this apparent discrepancy.
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine Acquisition Corp.P. Polanen
Comapany
August 25, NameDeep
           2023      Medicine Acquisition Corp.
August
Page 1325, 2023 Page 13
FirstName LastName
                Refer to the section titled    Satisfaction of 80% Test    on
page 121. Please revise to
              clarify whether Deep Medicine   s board concluded that 80%
valuation requirement
              was met as of July 21, 2023, the date the amended and restated
merger agreement
              was entered into.
                Refer to your proposed nominees for the New TruGolf board on page 137. They appear inconsistent with those listed on page 227. Please revise the filing for
              consistency. If Lindsay Jones will serve as a director, please file a consent.
                Refer to the disclosure on page 217 regarding the loans payable to the Sponsor and affiliates. Please disclose the amount outstanding as of the latest practicable date.
               Refer to Item 404(a)(5) of Regulation S-K.
                Refer to your three named executive officers on page 223, which appears inconsistent with the five named executive officers listed on page 224. Please revise to clarify
              this apparent discrepancy. Refer to Item 402(m)(2)(iii) of
Regulation S-K. Revise
              the    Summary Compensation Table    to ensure it complies with
Item 402(n),
              including appropriate footnote disclosures. Further, we note your disclosure on page
              225 that you    made certain stock grants on January 1, 2023
which are included in the
              chart above    but no stock grants are included in your
Summary Compensation
              Table.    Please revise to clarify this apparent discrepancy,
including how you
              consider equity-based compensation as an element to your
compensation when you
              have not granted any stock options. Finally, please revise to elaborate on the change
              of control or termination compensation payable to your chief executive officer. Refer
              to Item 402(q) of Regulation S-K.
                Please revise to provide disclosure required by Item 402(r) of Regulation S-K.
                Please revise Lindsay Jones   s, Steven Johnson   s and Riley
Russell   s biographies to
              comply with Item 401(e)(1) of Regulation S-K.
                Refer to the disclosure on page 233. Please revise to describe the terms of the new registration rights agreement and the parties thereto.
57. In proposal three, you say the reasons for the proposal are discussed under proposal four.
         Tell us where those reasons are discussed. Also revise your disclosure for both proposal three and four to describe the effects of each proposal and the related risks.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Humphrey P. Polanen
Deep Medicine Acquisition Corp.
August 25, 2023
Page 14




       You may contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameHumphrey P. Polanen
                                                          Division of
Corporation Finance
Comapany NameDeep Medicine Acquisition Corp.
                                                          Office of
Manufacturing
August 25, 2023 Page 14
cc:       Lijia Sanchez
FirstName LastName